Shiba NBF Tower, 1-1-30 Shiba Daimon,
Minato-ku, Tokyo 105-0012 Japan
T: +813 6765 8100 F: +813 6765 8693
www.jcom.co.jp

Form of Transmittal Letter

Rule 12g3-2(b) File No. 82-34800

May 9, 2007

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commissi[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention:

Re: File No. 82-34800/Jupiter Telecommunications Co., Ltd.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Sir/Madame,

On behalf of Jupiter Telecommunications Co., Ltd. (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

1. Requirements of Japanese Law Attached you will find the English translation version.
   (a) Highlights of 2007 Q1 (April 27,2007)
   (b) Consolidated Quarterly Financial Results Release For the Three Month Ended March 31, 2007(April 27,2007)

2. Enclosed herewith please find the copy of the following press releases in English:
   (a) Jupiter Telecommunications Announces March 2007 Subscriber Figures (April 17,2007)
   (b) Notice Regarding Stock Acquisition Rights as Stock Compensation Type Stock Options to Directors and Statutory Auditors(April 27,2007)
   (c) J:COM to Launch Cable Internet-Based IP Camera Home-Monitoring Service in June(May 1,2007)

3. Enclosed herewith please find the copy of the following press releases only in Japanese:
   (a) New channel "Fishing Vision" to be launched in J:COM TV Digital (April 25,2007)
   (b) J:COM Announces Personnel Changes(May 1, 2007)

dw 5/10

This letter shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned (direct: +81-3-6765-8158, fax: +81-3-6765-8091).

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid airmail envelope and label.

Very truly yours,

Koji Kobayashi
General Manager
Corporate Communications Division, IR Dept.

April 27, 2007

Highlights of 2007 Q1 (1/2)

Jupiter Telecommunications Co., Ltd.

Unit: Yen in 100 million (rounding in 10 million yen)

P/L	3 months ended March 31, 2007	3 months ended March 31, 2006	Change Amount	Change %	Forecasts for the year ending Dec. 31, 2007	Progress (%)	Explanation of changes
Revenue:							
Subscription fee	557	457	100	22%			Subscription fee breakdown: Cable TV 300(+64, or +27%), HS Internet 161(+24, or +18%), Telephony 95(+12, or +14%). Effect of acquisitions (+53)
Other	80	54	26	48%			Effect of acquisitions (+11)
Total	637	511	126	25%	2,630	24%	Effect of acquisitons (+64)
Operating costs and expenses:							
Operating & programming costs	258	209	49	24%			In line with increase in subscribers, with increases in network and maintenance, labor and other related costs and construction. Effect of acquisitions (+22)
Selling, general & administrative	123	102	20	20%			Increase due to effect of acquisitions (+17), and higher labor and employee related costs.
Depreciation & amortization	153	124	30	24%			Increase in fixed assets related to the installation of services to new customers. Effect of acquisitions (+23)
Operating income	103	76	27	35%	375	27%	
Other income (expense):							
Interest expense, net	10	6	5	83%			Primarily, due to additional borrowings related to the acquisition of CW.
Other income, net	2	1	1	114%			
Income before tax, equity, minority	95	72	23	32%			
Equity in earnings of affiliates	0	1	(1)	(58%)			
Minority interest in net income	(5)	(3)	(2)	(81%)			
Income before income taxes	91	70	20	29%	310	29%	
Income taxes & Other	36	27	9	35%			
Net income	55	44	11	26%	205	27%	

OCF *1	257	201	56	28%
Margin	40.3%	39.4%	0.9%	

*1: OCF (Operating Cash Flow : Revenue less Operating & programming costs less Selling, general & administrative expenses (exclusive of stock compensation, depreciation, and amortization)

Assets and Liabilities*2	As of Mar. 31, 2007	As of Dec. 31, 2006	Change
Total Assets	6,276	6,259	16
Equity	2,842	2,773	69
Equity capital ratio to total assets	45%	44%	1%
Debt (including capital lease obligations	2,386	2,421	(35)
Net Debt	2,135	2,216	(81)
D/E Ratio (Net)	0.75	0.80	(0.05)

Capital Expenditure	3 months ended March 31, 2007	3 months ended March 31, 2006	Change Amount	Change %
Capital expenditures	107	90	17	18%
Capital lease expenditure	46	29	17	58%
Total	153	119	33	28%

Cash Flows	3 months ended March 31, 2007	3 months ended March 31, 2006	Explanation
Cash provided by operating activities	218	153	OCF(257)
Cash used in investing activities	(107)	(102)	Capital expenditure(107)
Free Cash Flow	65	33	(Cash provided by operating activities 218) - (Capital expenditure incl. Capital Lease 153)
Cash used in financing activities	(64)	(29)	Principal payment of long-term debt (42) and capital lease (40)
Increase/(decrease) in cash	46	22	

(Cautionary note regarding future-related information)
The forecasts contained in this report have been prepared on the basis of information that is currently available. Because such estimates are inherently very uncertain, actual results may differ from the forecasts. The Company does not guarantee that it will achieve these estimated results and advises readers to refrain from depending solely on these forecasts. Readers should also note that the Company is under no obligation to revise this information on a regular basis.

Highlights of 2007 Q1 (2/2)

April 27, 2007

Jupiter Telecommunications Co., Ltd.

J:COM Group	As of Mar. 31, '07	As of Dec. 31, '06	Change	
Consolidated subsidiaries				
CATV company (including CW group)	23	23	0	(a)
Others	4	4	0	
Total	27	27	0	(1)
Equity-method affiliates				
CATV company	2	2	0	(b)
Others	3	3	0	
Total	5	5	0	(2)
Group total (1)+(2)	32	32	0	
CATV company Total (a) + (b)	25	25	0	

Explanation of changes

Consolidated systems (A+B) / **A. Consolidated systems (excluding Cable West)** / **B. CW Group *7**

Operational Data	(A+B) As of Mar. 31, '07	(A+B) As of Mar. 31, '06	(A+B) Change	A. As of Mar. 31, '07	A. As of Mar. 31, '06	A. Change	B. As of Mar. 31, '07
RGUs							
CATV	2,113,700	1,696,100	417,600	1,804,500	1,696,100	108,400	309,200
of which digital service	1,165,700	685,100	480,600	985,800	685,100	300,700	179,900
HS Internet access	1,122,400	884,000	238,400	991,900	884,000	107,900	130,500
Telephony	1,162,900	949,800	213,100	1,130,700	949,800	180,900	32,200
Total	4,399,000	3,529,900	869,100	3,927,100	3,529,900	397,200	471,900
Customers connected	2,532,600	2,025,000	507,600	2,193,400	2,025,000	168,400	339,200
Homes passed	9,248,500	7,349,200	1,899,300	7,850,200	7,349,200	501,000	1,398,300
Average number of RGUs per customer	1.74	1.74	0.00	1.79	1.74	0.05	1.39
Rate of customers taking 3 services *6	25.4%	22.9%	2.5%	25.4%	22.9%	2.5%	-
ARPU *2 (Average revenue per customer per month)	¥7,638 *3	¥7,681 *4	(¥43)	¥7,873 *3	¥7,681 *4	¥192	¥6,107
Monthly churn rate *5							
CATV	1.2%	1.3%	(0.1%)	1.1%	1.3%	(0.2%)	1.6%
HS Internet access	1.6%	1.6%	0.0%	1.5%	1.6%	(0.1%)	1.9%
Telephony	0.8%	0.8%	0.0%	0.8%	0.8%	0.0%	0.7%

Total of managed systems

Operational Data	As of Mar. 31, '07	As of Mar. 31, '06	Change
RGUs			
CATV	2,199,700	1,807,000	392,700
of which digital service	1,206,800	719,100	487,700
HS Internet access	1,162,900	931,600	231,300
Telephony	1,217,700	1,011,100	206,600
Total	4,580,300	3,749,700	830,600
Customers connected	2,642,200	2,158,200	484,000
Homes passed	9,781,800	7,946,200	1,835,600
Average number of RGUs per customer	1.73	1.74	(0.01)
Rate of customers taking 3 services *6	25.0%	22.6%	2.4%
ARPU *2 (Average revenue per customer per month)	¥7,626 *3	¥7,653 *4	(¥27)
Monthly churn rate *5			
CATV	1.2%	1.3%	(0.1%)
HS Internet access	1.6%	1.6%	0.0%
Telephony	0.8%	0.8%	0.0%

*2: ARPU is determined for any period as total revenue of our consolidated franchises, excluding revenue attributable to installation charges for new customers and fees paid to us by building owners related to terrestrial blockage, divided by the weighted-average number of connected customers during the period.

*3: Monthly average for January - March, 2007

*4: Monthly average for January - March, 2006

*5: Churn Rate = monthly number of disconnects from a service / the monthly weighted average number of subscribers /12

*6: Due to integration process underway for customer management system, information on the rate of customers taking 3 services is shown on an excluding Cable West basis.

*7: CW consists of 6 managed systems and an MSO. Telephony service offered is "Cable Plus Phone."

(Translation from Japanese disclosure to JASDAQ)

April 27, 2007

[U.S. GAAP]

Consolidated Quarterly Financial Results Release
For the Three Months Ended March 31, 2007

Jupiter Telecommunications Co., Ltd. (Consolidated)

Company code number: 4817 (URL http://www.jcom.co.jp/)
Shares traded: JASDAQ
Location of headquarters: Tokyo
Executive position of legal representative: Tomoyuki Moriizumi, Chief Executive Officer
Please address all communications to:
Koji Kobayashi, IR Department Phone: +81-3-6765-8157 E-Mail: KobayashiKo@jupiter.jcom.co.jp
Hiroto Motomiya, Accounting Controlling Dept. Phone: +81-3-6765-8140 E-Mail: MotomiyaH@jupiter.jcom.co.jp

1. Accounting Policy

① Adoption of any simplified accounting method : No
② Accounting policy or method change from last reporting period : No
③ Changes of consolidated companies : No
Numbers of consolidated subsidiaries as of March 31, 2007 : 27
Numbers of equity method affiliates as of March 31, 2007 : 5

2. Consolidated operating results (From January 1, 2007 to March 31, 2007)

(1) Consolidated financial results

(In millions of yen, with fractional amounts rounded)

	Revenue		Operating income		Income before income taxes	
	(Millions of yen)	%	(Millions of yen)	%	(Millions of yen)	%
March 31, 2007	63,672	24.6	10,307	34.9	9,070	29.1
March 31, 2006	51,121	20.4	7,641	14.4	7,025	41.7
December 31, 2006	221,915	21.2	31,582	29.0	27,503	64.2

	Net income		Net income per share	Net income per share (diluted)
	(Millions of yen)	%	(Yen)	(Yen)
March 31, 2007	5,488	25.6	858.95	855.00
March 31, 2006	4,370	30.4	686.66	685.61
December 31, 2006	24,481	26.6	3,844.83	3,838.33

(Notes)

1. The percentages shown next to revenue, operating income, income before income taxes and net income represent year-on-year changes.

2. Average number of outstanding shares during term (consolidated):

Basic

For the three months ended March 31, 2007: 6,389,166 shares
For the three months ended March 31, 2006: 6,364,800 shares
For the fiscal year ended December 31, 2006: 6,367,220 shares

Diluted

For the three months ended March 31, 2007: 6,418,690 shares
For the three months ended March 31, 2006: 6,374,556 shares
For the fiscal year ended December 31, 2006: 6,378,001 shares

3. There is no change to the 2007 annual forecast from last disclosure on January 30, 2007.

(2) Consolidated financial position

	Total assets	Shareholders' equity	Equity capital ratio to total assets	Shareholders' equity per share
	(Millions of yen)	(Millions of yen)	%	(Yen)
March 31, 2007	627,550	284,168	45.3	44,381.72
December 31, 2006	625,948	277,296	44.3	43,445.59

(Notes)

1. As for comparing figures of balance sheet items, we always compare that of first quarter end with that of last fiscal year end.

2. Number of outstanding shares at end of term (consolidated):

As of March 31, 2007: 6,402,804 shares

As of December 31, 2006: 6,382,611 shares

(3) Consolidated cash flow statement

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Balance of cash & cash equivalents
	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
March 31, 2007	21,762	(10,721)	(6,425)	25,102
March 31, 2006	15,280	(10,161)	(2,889)	37,513

3.Business Results and Financial Conditions

(1) Business Results (comparisons are year-on-year)

As the fusion of broadcasting and telecommunications continues to progress, the business conditions surrounding Jupiter Telecommunications Co., Ltd.'s consolidated group (J:COM Group or Group) has grown more challenging. During the quarter ended March 31, 2007, the J:COM Group responded to this challenging environment by continuing to focus on its "Volume plus Value" strategy. Steady progress was made in the execution of this strategy, which calls for the increase in the number of subscribing households (expanding volume)—and higher average monthly revenue per subscribing household (ARPU) (increasing value).

In pursuit of the volume strategy, the J:COM Group continues to tailor its marketing and sales specifically to each region in its network, based on analysis of subscriber needs that are obtained through home visits. The Group deploys approximately 2,000 sales staff to cover the densely populated metropolitan areas of the Kanto, Kansai, and Kyushu regions, along with Sapporo. The Group has also endeavored to strengthen its strategic sales channels to focus on demographics that provide higher growth potential.

The J:COM Group in particular worked to strengthen the following three sales channels. First, the J:COM "In My Room" bulk contracts for multiple dwelling units (MDUs) continues to be actively promoted by increasing sales capabilities. This contract is a popular program which provides steady revenues for the Group. Second, the Group continues to strengthen its agency sales through business tie-ups and collaborations with regional volume retailers, real-state companies, and stores, which play the role of wholesale distribution agents for the J:COM Group's services. Third, the Group implements an approach called "Area Staff". Through this system, the Group is working to enhance customer satisfaction for each of its services in an aim to retain subscribers, encourage customers to sign up for additional services by continuously providing support to existing customers, marketing additional services to each customer's profile and reintroducing customers to existing service options. In addition, the Group is working to expand beyond the scope of individual households, by marketing its telephony services, high-speed Internet access services, and mobile services targeting approximately 200 thousand small office/home office operator (SOHO) subscribers in existing service areas.

In executing the value strategy, the J:COM Group seeks to increase ARPU by bundling its three services, J:COM TV (cable television), J:COM NET (high-speed Internet access), and J:COM PHONE (primary telephony), thereby increasing the bundling ratio (the number of services offered per subscribing household). In cable television, the J:COM Group continued to grow its to digital service (J:COM TV Digital) by adding both new customers and upgrading existing cable television customers from the Group's analog services. As a part of this effort, the J:COM Group started offering nationwide the J:COM TV Digital Compact service, an economical alternative that has fewer channels than the regular digital service and lacks interactive capabilities available to J:COM TV Digital customers.

On March 1, 2007, the J:COM Group established a Media Business Department within the Marketing and Sales Division to promote diversification into new areas intended as future income sources. The Media Business Department will provide a full-scale advertising media business, using the Group's subscriber base, community channels, VOD (Video on Demand services), a programming information guide magazine, and other J:COM media in a new advertising business model.

As a result of the measures taken in pursuit of the "Volume plus Value" strategy, subscribing households (the number of households that are subscriber to one or more services) of consolidated managed system operators at the end of this quarter grew by 507,600 households (or 25%) from March 31, 2006 to 2,532,600 households as of March 31, 2007. By type of service, cable television subscriber numbers grew by 417,600 households (or 25%) to a total of 2,113,700 households, of which J: COM TV Digital subscribers rose by 480,600 households (or 70%) to 1,165,700 households, representing 55% of all cable television subscribing households as of March 31, 2007. The number of subscribers to high-speed Internet access and telephony services increased year over year by 238,400 households (or 27%) and 213,100 households (or 22%), respectively. This brought high-speed Internet access subscribers to 1,122,400 households and telephony service subscribers to 1,162,900 households as of March 31, 2007. The bundling ratio remained unchanged at 1.74 as of March 31, 2007 from March 31, 2006. The ratio excluding Cable West Group improved to 1.79 as of March 31, 2007 from 1.74 at March 31, 2006.

Revenue and Expenses

In the following discussion, the Group quantifies the impact of acquisitions on our results of operations. The acquisition impact represents the Group's estimate of the difference between the operating results of the periods under comparison that is attributable to the timing of an acquisition. In general, the Group bases its estimate of the acquisition impact on an acquired entity's operating results during the first three months following the acquisition date, such that changes from those operating results in subsequent periods are considered to be organic changes. Included as acquisition in the following discussion are the April 2006 acquisition of Sakura Cable Television Co., Ltd., the August 2006 acquisition of Cable Net Shimonoseki Co., Ltd., and the September 2006 acquisition of Cable West, Inc. and related companies.

Total Revenue. Total revenue increased by ¥12,551 million, or 25%, from ¥51,121 million for the three months ended March 31, 2006 to ¥63,672 million for the three months ended March 31, 2007. This increase includes ¥6,427 million that is attributable to the aggregate impact of acquisitions. Excluding the effects of these acquisitions total revenue increased by ¥6,124 million, or 12%.

Subscription Fees. Subscription fees increased by ¥9,964 million, or 22%, from ¥45,738 million for the three months ended March 31, 2006 to ¥55,702 million for the three months ended March 31, 2007. This increase includes ¥5,309 million increase that is attributable to the aggregate impact of acquisitions. Excluding the impact of acquisitions, subscription fees increased by ¥4,655 million, or 10%. Cable television subscription fees increased by ¥2,779 million, or 12%, from ¥23,663 million for the three months ended March 31, 2006 to ¥26,442 million for the three months ended March 31, 2007. High-speed Internet subscription fees increased by ¥941 million, or 7%, from ¥13,721 million for the three months ended March 31, 2006 to ¥14,662 million for the three months ended March 31, 2007. Telephony subscription fees increased by ¥935 million, or 11%, from ¥8,354 million for the three months ended March 31, 2006 to ¥9,289 million for the three months ended March 31, 2007. The 12% increase in cable television subscription revenue was due to 5% organic subscriber growth and the increasing proportion of cable television subscribers who subscribe to the Group's digital service, for which the Group charges a higher fee compared to the analog service. As of March 31, 2007, 55% of cable television subscribers were receiving the Group's digital service, compared to 40% as of March 31, 2006. The 7% increase in high-speed Internet subscription revenue was primarily attributable to organic subscriber growth

of 11% offset by product bundling discounts. The 11% increase in telephony subscription revenue was attributable to a 19% increase in organic subscriber growth that was offset by a decrease in telephony ARPU.

Other Revenue. Other revenue increased by ¥2,587 million, or 48%, from ¥5,383 million for the three months ended March 31, 2006 to ¥7,970 million for the three months ended March 31, 2007. This increase includes a ¥1,119 million that is attributable to the aggregate impact of acquisitions. Excluding the impact of acquisitions, other revenue increased by ¥1,468 million, or 27%, with the increase primarily related to individually insignificant increases in various revenue categories. Other revenue includes poor reception compensation, construction, installation, advertising, program production, commission and other fees, and charges and sales made to the Group's unconsolidated managed franchises for management, programming, construction materials and other services.

Operating Costs and Expenses. Operating and programming costs increased by ¥4,903 million, or 24%, from ¥20,861 million for the three months ended March 31, 2006 to ¥25,764 million for the three months ended March 31, 2007. This increase includes ¥2,169 million that is attributable to the aggregate impact of acquisitions. Excluding the impact of acquisitions, operating and programming costs increased by ¥2,734 million, or 13%. This increase is primarily attributable to costs directly related to the Group's subscriber base of ¥1,142 million. Increases in network and maintenance costs, construction related expenses, labor and related costs and other individually insignificant items also contributed to the increase.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by ¥2,032 million, or 20%, from ¥10,237 million for the three months ended March 31, 2006 to ¥12,269 million for the three months ended March 31, 2007. This increase includes ¥1,740 million that is attributable to the aggregate impact of acquisitions. Excluding the impact of acquisitions, selling, general and administrative expenses increased by ¥292 million, or 3%, which is primarily attributable to higher labor and employee related costs.

Depreciation and Amortization. Depreciation and amortization expenses increased by ¥2,950 million, or 24%, from ¥12,382 million for the three months ended March 31, 2006 to ¥15,332 million for the three months ended March 31, 2007. This increase includes ¥2,260 million that is attributable to the aggregate impact of acquisitions. Excluding the impact of acquisitions the increase is primarily attributable to additions to fixed assets related to the installation of services to new customers.

As a result, operating income increased by ¥2,666 million, or 35%, from ¥7,641 million for the three months ended March 31,2006 to ¥10,307 million for the three months ended March 31, 2007

Interest Expense, net. Interest expense, net increased by ¥476 million, or 83%, from ¥573 million for the three months ended March 31, 2006 to ¥1,049 million for the three months ended March 31, 2007. This increase is primarily due to ¥52 billion of additional borrowings related to the acquisition of Cable West, Inc. in September 2006, and an increase in the overall applicable interest rates and margins between periods.

Income before income taxes increased by ¥2,045 million or 29%, from ¥7,025 million for the three months ended March 31, 2006, to ¥9,070 million for the three months ended March 31, 2007, for the reasons above.

Net Income. Net income increased by ¥1,118 million, or 26%, from ¥4,370 million for the three months ended March 31, 2006 to ¥5,488 million for the three months ended March 31, 2007 for the reasons set forth above.

(2) Financial situation

For the three months ended March 31, 2007, the Group's cash and cash equivalents increased by ¥4,616 million, from ¥20,486 million to ¥25,102 million, primarily as a result of cash provided by operating activities, offset by cash used for capital expenditures, payment of long-term debt and capital lease obligations.

The following is a summary of cash flow during the period ended March 31, 2007.

Cash Flows from Operating Activities

Net cash provided by operating activities was ¥21,762 million for the three months ended March 31, 2007, compared to ¥15,280 million the three months ended March 31, 2006, or an increase of ¥6,482 million, or 42%. The increase was primarily the result of a ¥5,559 million increase in revenue less selling, general and administrative and operating expenses (exclusive of stock compensation, depreciation, amortization).

Cash Flows from Investing Activities

Net cash used in investing activities was ¥10,721 million for the three months ended March 31, 2007, compared to ¥10,161 million for the three months ended March 31, 2006, or an increase of ¥560 million. The increase was primarily attributable to a ¥1,653 million increase in capital expenditures, offset by a decrease in the acquisition of new subsidiaries, net of cash acquired, the acquisition of minority interest in consolidated subsidiaries and other investing activities.

Cash Flows from Financing Activities

Net cash provided used in financing activities was ¥6,425 million for the three months ended March 31, 2007, compared to ¥2,889 million for the three months ended March 31, 2006, or an increase of ¥3,536 million. The net cash used in financing activities for the three months ended March 31, 2007 consisted of ¥4,090 million net payments of short term loans and long-term debt, and ¥4,028 million of principle payments under capital lease obligations, offset by ¥1,693 million in proceeds from the issuance of common stock.

(3) Forecasts for the year ending December 2007

There is no change to the Group's forecast in this quarter.

(Cautionary note regarding future-related information)

The forecasts contained in this report have been prepared on the basis of information that is currently available. Because such estimates are inherently very uncertain, actual results may differ from the forecasts. The J:COM Group does not guarantee that it will achieve these estimated results and advises readers to refrain from depending solely on these forecasts. Readers should also note that the J:COM Group is under no obligation to revise this information on a regular basis.

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(YEN IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Account	3 months ended March 31, 2007	3 months ended March 31, 2006	Change		Year ended Dec. 31, 2006
	Amount	Amount	Amount	(%)	Amount
Revenue:					
Subscription fees	55,702	45,738	9,964	21.8	196,515
Other	7,970	5,383	2,587	48.1	25,400
	63,672	51,121	12,551	24.6	221,915
Operating costs and expenses					
Operating and programming	(25,764)	(20,861)	(4,903)	(23.5)	(92,297)
Selling, general and administrative	(12,269)	(10,237)	(2,032)	(19.9)	(43,992)
Depreciation and amortization	(15,332)	(12,382)	(2,950)	(23.8)	(54,044)
	(53,365)	(43,480)	(9,885)	(22.7)	(190,333)
Operating income	10,307	7,641	2,666	34.9	31,582
Other income (expenses) :					
Interest expense, net:					
Related parties	(322)	(272)	(50)	(18.5)	(1,109)
Other	(727)	(301)	(426)	(141.4)	(2,413)
Other income, net	224	104	120	113.7	253
Income before income taxes and other items	9,482	7,172	2,310	32.2	28,313
Equity in earnings of affiliates	43	104	(61)	(58.0)	371
Minority interest in net income of consolidated subsidiaries	(455)	(251)	(204)	(81.0)	(1,181)
Income before income taxes	9,070	7,025	2,045	29.1	27,503
Income tax expense	(3,582)	(2,655)	(927)	(34.9)	(3,022)
Net income	5,488	4,370	1,118	25.6	24,481
Per Share data					
Net income per share – basic	858.95	686.66	172.29	25.1	3,844.83
Net income per share – diluted	855.00	685.61	169.39	24.7	3,838.33
Weighted average number of ordinary shares outstanding – basic	6,389,166	6,364,800	24,366	0.4	6,367,220
Weighted average number of ordinary shares outstanding – diluted	6,418,690	6,374,556	44,134	0.7	6,378,001

(Note) Percentages are calculated based on amounts before rounded in Change column.

CONSOLIDATED BALANCE SHEETS

(YEN IN MILLIONS)

Account	March 31, 2007	December 31, 2006	Change
	Amount	Amount	Amount
Current assets:			
Cash and cash equivalents	25,102	20,486	4,616
Accounts receivable	14,454	14,245	209
Allowance for doubtful accounts	(362)	(378)	16
Deferred tax asset–current	11,133	11,877	(744)
Prepaid expenses and other current assets	4,317	4,669	(352)
Total current assets	54,644	50,899	3,745
Investments:			
Investments in affiliates	2,515	2,469	46
Investments in other securities, at cost	802	801	1
Total investments	3,317	3,270	47
Property and equipment, at cost:			
Land	2,782	2,845	(63)
Distribution system and equipment	488,628	480,363	8,265
Support equipment and buildings	33,694	32,554	1,140
	525,104	515,762	9,342
Less accumulated depreciation	(191,307)	(180,594)	(10,713)
Total property and equipment	333,797	335,168	(1,371)
Other assets:			
Goodwill	202,286	202,267	19
Intangible asset – customer lists, net	20,618	21,181	(563)
Deferred tax asset–non current	5,334	5,629	(295)
Other	7,554	7,534	20
Total other assets	235,792	236,611	(819)
Total Assets	627,550	625,948	1,602

Account	March 31, 2007	December 31, 2006	Change
	Amount	Amount	Amount
Current liabilities:			
Short-term loans	1,900	2,000	(100)
Long-term debt–current portion	18,242	16,158	2,084
Capital lease obligations–current portion			
Related parties	11,186	10,893	293
Other	2,141	1,988	153
Accounts payable	20,975	26,166	(5,191)
Income tax payable	2,389	3,411	(1,022)
Deferred revenue–current portion	5,001	4,862	139
Accrued expenses and other liabilities	8,277	5,424	2,853
Total current liabilities	70,111	70,902	(791)
Long-term debt, less current portion	167,382	173,455	(6,073)
Capital lease obligations, less current portion:			
Related parties	31,438	30,595	843
Other	6,267	6,986	(719)
Deferred revenue	54,829	55,044	(215)
Redeemable preferred stock of consolidated subsidiary	500	500	—
Deferred tax liabilities-non current	4,308	4,604	(296)
Other liabilities	4,054	2,516	1,538
Total liabilities	338,889	344,602	(5,713)
Minority interests	4,493	4,050	443
Shareholders' equity:			
Ordinary shares no par value	116,046	115,232	814
Additional paid-in capital	197,259	196,335	924
Accumulated deficit	(28,583)	(34,071)	5,488
Accumulated other comprehensive loss	(554)	(200)	(354)
Treasury stock	(0)	(0)	—
Total shareholders' equity	284,168	277,296	6,872
Total liabilities, minority interests and shareholders' equity	627,550	625,948	1,602

(Note) The Company presented "Deferred tax liabilities–non current" separately from "Other Liabilities" for all periods presented.

JUPITER TELECOMMUNICATIONS CO., LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(YEN IN MILLIONS)

Classification	3 months ended March 31, 2007 Amount	3 months ended March 31, 2006 Amount	Year ended December 31, 2006 Amount
Cash flows from operating activities:			
Net income	5,488	4,370	24,481
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	15,332	12,382	54,044
Equity in earnings of affiliates	(43)	(104)	(371)
Minority interest in net income of consolidated subsidiaries	455	251	1,181
Stock compensation expenses	45	102	332
Deferred income taxes	742	1,356	(1,328)
Changes in operating assets and liabilities, excluding effects of business combinations:			
(Increase)/decrease in accounts receivable, net	(198)	352	436
(Increase)/decrease in prepaid expenses and other current assets	352	(668)	(674)
(Increase)/decrease in other assets	(558)	230	1,102
Increase/(decrease) in accounts payable	(3,346)	(2,278)	864
Increase/(decrease) in accrued expenses and other liabilities	3,569	(124)	2,501
Decrease in deferred revenue	(76)	(589)	(2,565)
Net cash provided by operating activities	21,762	15,280	80,003
Cash flows from investing activities:			
Capital expenditures	(10,689)	(9,036)	(48,460)
Acquisitions of new subsidiaries, net of cash acquired	—	(688)	(56,137)
Investments in and advances to affiliates	—	(30)	—
Acquisition of minority interests in consolidated subsidiaries	(19)	(1,147)	(17,587)
Other investing activities	(13)	740	583
Net cash used in investing activities	(10,721)	(10,161)	(121,601)
Cash flows from financing activities:			
Proceeds from issuance of common stock	1,693	135	1,533
Change in short-term loans	(100)	-	93
Proceeds from long-term debt	253	3,339	106,789
Principal payments of long-term debt	(4,243)	(2,628)	(66,975)
Principal payments under capital lease obligations	(4,028)	(3,226)	(13,455)
Other financing activities	—	(509)	(1,184)
Net cash provided by (used in) financing activities	(6,425)	(2,889)	26,801
Net increase/(decrease) in cash and cash equivalents	4,616	2,230	(14,797)
Cash and cash equivalents at beginning of year	20,486	35,283	35,283
Cash and cash equivalents at end of term	25,102	37,513	20,486

Segment Information

(1) Operating segments

The J:COM Group has determined it has one reportable segment "Broadband services". Therefore, information on operating segments is omitted in this section.

(2) Segment information by region

Because the J:COM Group does not have any overseas subsidiaries or branches, this section is not applicable.

J:COM

April 17, 2007
FOR IMMEDIATE RELEASE

JUPITER TELECOMMUNICATIONS ANNOUNCES March 2007 SUBSCRIBER FIGURES

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, has announced that the total subscribing households as of March 31, 2007 served by J:COM's 24 managed franchises reached 2.64 million, up 484,000, or 22.4% since March 31, 2006. The increase is attributed to growth of the subscribing households in existing service areas and the addition of newly consolidated franchises. Combined revenue generating units (RGUs) for cable television, high-speed Internet access and telephony services reached 4.58 million, up 830,600 or 22.2% since March 31, 2006. The bundle ratio (average number of services received per subscribing household) stood at 1.73 as of March 31, 2007 compared to 1.74 as of March 31, 2006, including Cable West Inc. The ratio excluding Cable West Inc. increased to 1.78 as of March 31, 2007 from 1.74 since March 31, 2006. Details are provided in the table below:

Year-Over-Year Subscribing Household Comparisons: *(Rounded to the nearest hundred)*

	Revenue Generating Units				Total Subscribing Households
	Cable Television	High-Speed Internet Access	Telephony	RGU Total	
As of March 31, 2007	2,199,700 Digital:1,206,800	1,162,900	1,217,700	4,580,300	2,642,200
As of March 31, 2006	1,807,000	931,600	1,011,100	3,749,700	2,158,200
Net year-over-year increase	392,700	231,300	206,600	830,600	484,000
Net increase as percentage	21.7%	24.8%	20.4%	22.2%	22.4%

Results for J:COM's consolidated subsidiaries are noted below:

Total consolidated subsidiaries: 23 franchises; 40 systems:

Consolidated Systems Total	**Revenue Generating Units**				**Total Subscribing Households**
	Cable Television	**High-Speed Internet Access**	**Telephony**	**RGU Total**	
As of March 31, 2007	2,113,700 Digital:1,165,700	1,122,400	1,162,900	4,399,000	2,532,600
As of March 31, 2006	1,696,100	884,000	949,800	3,529,900	2,025,000
Net year-over-year increase	417,600	238,400	213,100	869,100	507,600
Net increase as percentage	24.6%	27.0%	22.4%	24.6%	25.1%

About J:COM

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 2.64 million subscribing households (as of March 31, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 24 managed franchises (as of March 31, 2007) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is 9.78 million (of which Cable West group has approximately 1.4 million as of March 31, 2007). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

###

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

JASDAQ

April 27, 2007

Notice Regarding Stock Acquisition Rights as Stock Compensation Type Stock Options to Directors and Statutory Auditors

We hereby provide notice that we have resolved in our board of directors meeting held on April 27, 2007 to grant stock acquisition rights as stock compensation type stock options on the terms below.

I. Reason for Granting Stock Acquisition Rights as Stock Compensation Type Stock Options

With the objective of improving long-term business results and stock prices, the company intends to provide long-term incentive of the company's directors and statutory auditors by granting them stock acquisition rights, generally exercisable on the day following the date of their resignation as a director or statutory auditor.

II. Terms of Grant of Stock Acquisition Rights

1. Name of Stock Acquisition Rights

Jupiter Telecommunications Co., Ltd. 2007 Stock Compensation Type Stock Acquisition Rights.

2. Total Number of Stock Acquisition Rights to be Granted

243 stock acquisition rights.

Provided, the number above shall be the planned number of stock acquisition rights, and if due to lack of subscription or for other reasons the number of allocated stock acquisition rights decrease, the total number of stock acquisition rights issued shall be the total number of such allocated stock acquisition rights.

3. Type and Number of Shares Subject to Stock Acquisition Rights

The Stock Acquisition Rights shall be convertible into ordinary shares, and each stock acquisition right shall be convertible into one ordinary share (such total, the "**Number of Shares Granted**"). Provided if there occurs a stock split (including grants of the company's ordinary shares without consideration, and the same hereafter for references to stock splits) after the date on which the stock acquisition rights are granted as provided in 12. below (the "**Grant Date**") the Number of Shares Granted shall be adjusted in accordance with the following.

(number of shares granted after adjustment) = (number of shares granted before adjustment) x (ratio of stock split or reverse stock split)

In the case of a stock split, the number of shares granted after adjustment shall apply on the date after the relevant stock split occurs, and for a reverse stock split, the number of shares granted after adjustment shall apply after the effective date of the relevant reverse stock split. Provided, if a proposal for a stock split with the condition that the capital surplus be reduced and the capital or the capital reserve be increased be approved at the company's shareholders meeting, and the applicable stock split date is on a date before the date of the shareholders meeting, the number of shares granted after adjustment shall retroactively be applied after the date of the relevant shareholders meeting to be applicable as of the relevant stock split date.

In addition to the above, if after the Grant Date it becomes appropriate to change the Number of Shares Granted due to a merger, the issuance of new shares or a corporate split, the company may change the Number of Shares Granted as necessary.

Shares of less than one full share resulting from the adjustments above shall be rounded down.

When adjusting the Number of Shares Granted, the company shall, on or before the date immediately prior to the date on which the Number of Shares Granted will be adjusted, send notice or publicly announce the relevant details to each person holding stock acquisition rights as provided in the register of stock acquisition rights holders (the "**Stock Acquisition Rights Holders**"). Provided, if notice or announcement cannot be made prior to the date immediately preceding the applicable adjustment date, notice of announcement shall be made promptly thereafter.

4. Exercise Price of the Stock Acquisition Rights

The exercise price shall be one yen for each share to be issued upon the exercise of stock acquisition rights, and the total exercise price shall be this amount multiplied by the Number of Shares Granted.

5. Exercise Period of the Stock Acquisition Rights

From May 16, 2007 to April 30, 2027.

6. Increase in Capital and Capital Reserve as a Result of the Issuance of Shares due to the Exercise of Stock Acquisition Rights

The increase in capital and capital reserve as the result of the issuance of shares due to the exercise of stock acquisition rights shall be treated as follows:

(1) The amount of capital to be increased as the result of the issuance of shares from the exercise of stock acquisition rights shall be one half of the maximum amount of capital increase calculated in accordance with article 40 paragraph 1 of the company accounting law, and any amounts of less than one yen shall be rounded up.

(2) The amount of capital reserve to be increased as the result of the issuance of shares from the exercise of stock acquisition rights shall be calculated as the maximum amount of the capital increase provided in paragraph (1) above, minus the amount of capital to be increased as provided in paragraph (1) above.

7. Restrictions on Transfers of Stock Acquisition Rights

The transfer of stock acquisition rights shall require the approval of the board of directors.

8. Conditions to the Acquisition of Stock Acquisition Rights

If any of items (1), (2), or (3) below are approved by the company's shareholders in a shareholders meeting (or where a shareholders meeting is not required, approved by the company's board of directors) the company may acquire, for no consideration, the stock acquisition rights on a date determined separately by the company's board of directors.

(1) A resolution approving a merger agreement, where the company is not the surviving corporation..

(2) A resolution approving a spin-off agreement or spin-off plan, where the company is conducting the spin-off..

(3) A resolution approving a share exchange agreement or a share transfer plan were the company becomes the wholly-owned subsidiary.

9. Policy for Issuance of Stock Acquisition Rights in a Reorganization

If the company consummates a merger (limited to when the company is not the surviving entity), an amalgamation-type or an incorporation-type spin-off (limited to where the company is conducting the spin-off), a share exchange or a share transfer (in each case where the company becomes the wholly-owned subsidiary) (each of the above hereinafter, a "**Reorganization**"), the company shall grant, in each case, stock acquisition rights of the company as provided in subparagraphs (i) to (v) of Paragraph 8, Section 1, Article 236 of the Company Law (hereinafter, the "**Reorganized Company**") to the Stock Acquisition Rights Holders holding remaining stock acquisition rights (the "**Remaining SARS**") on the date immediately preceding the effective date of the Reorganization (which shall be, for an amalgamation merger, the effective date of the amalgamation merger; for an incorporation merger, the incorporation date of the new company; for an amalgamation-type spin-off, the effective date of the amalgamation type spin-off; for an incorporation-type spin-off, the incorporation date of the newly formed corporation; for a share exchange, the effective date of the share exchange; and for a share transfer, the incorporation date of the parent company). Provided, the relevant amalgamation merger agreement, incorporation merger agreement, amalgamation spin-off agreement, incorporation spin-off plan, share exchange agreement or share transfer plan shall provide for the grant of the stock acquisition rights of the Reorganized Company in accordance with the following terms:

(1) Number of stock acquisition rights of Reorganized Company granted.

The number of stock acquisition rights equal to the number of Remaining SARS held by the Stock Acquisition Rights Holders shall be granted..

(2) Type of shares of Reorganized Company subject to stock acquisition rights.

The ordinary shares of the Reorganized Company.

(3) The number of shares of the Reorganized Company subject to stock acquisition rights.

Calculated in accordance with 3. above, taking into consideration the terms of reorganization.

(4) Exercise price of the stock acquisition rights

The exercise price of each stock acquisition right shall be the amount of the post reorganization payment amount provided below multiplied by the number of shares of the Reorganized Company subject to each stock acquisition right calculated in accordance with (3) above. The post reorganization payment amount shall be one yen per share of the Reorganized Company to be issued upon the exercise of each stock acquisition right to be granted.

(5) Exercise period of the stock acquisition rights

The exercise period of the stock acquisition rights shall be from the later of the beginning of the exercise period provided in 5. above and the effective date of the Reorganization, until the end of the exercise period provided in 5. above.

(6) Increase in capital and capital reserve as a result of the issuance of shares due to the exercise of stock acquisition rights

To be determined in accordance with 6. above.

(7) Restrictions on transfers of stock acquisition rights

The transfer of stock acquisition rights shall require the approval of the board of directors of the Reorganized Company.

(8) Conditions to the acquisition of stock acquisition rights

To be determined in accordance with 8. above.

(9) Other conditions on the exercise of stock acquisition rights

To be determined in accordance with 10. below.

10. Other Conditions on the Exercise of Stock Acquisition Rights

(1) A Stock Acquisition Rights Holder may exercise stock acquisition rights on the day following the date on which he or she is no longer a director or statutory auditor of the company (such date, the "**Start of the Exercise Period**")

(2) The stock acquisition rights may be exercised in accordance with (1) above for a period of two years from the Start of the Exercise Period by a Stock Acquisition Rights Holder.

(3) Notwithstanding (1) and (2) above, a Stock Acquisition Rights Holder may exercise stock acquisition rights in the period provided below if either of ① or ② occur (provided, ② shall not apply if stock acquisition rights of the Reorganized Company will be granted to the Stock Acquisition Rights Holder in accordance with 9. above):

① If the Start of Exercise Period does not occur by March 31, 2025

The stock acquisition rights may be exercised between April 1, 2025 and March 31, 2027.

② If a resolution approving a merger agreement, where the company is not the surviving entity, or approving a share exchange agreement or a share transfer plan were the company would become the wholly-owned subsidiary are approved by the company's shareholders in a shareholders meeting (or where a shareholders meeting is not required, approved by the company's board of directors).

The stock acquisition rights may be exercised for a period of fifteen days from the date immediately after the relevant approval date.

(4) Notwithstanding (1) through (3) above, if a Stock Acquisition Rights Holder is dismissed as a director or statutory auditor, he or she shall not be allowed to exercise stock acquisition rights after the dismissal.

(5) If a Stock Acquisition Rights Holder forfeits stock acquisition rights, he or she may not exercise the relevant stock acquisition rights.

11. Calculation of Payment Price of Stock Acquisition Rights

The fair market value of the stock acquisition rights shall be calculated in accordance with the Black-Scholes model, using the share price of the Grant Date of the stock acquisition rights and the exercise price provided in 4. above.

12. Grant date of stock acquisition rights

May 15, 2007.

13. Payment date for grant of stock acquisition rights

May 15, 2007.

May 1, 2007
FOR IMMEDIATE RELEASE

J:COM TO LAUNCH CABLE INTERNET-BASED IP CAMERA HOME-MONITORING SERVICE IN JUNE

Tokyo, Japan -- Jupiter Telecommunications Co., Ltd. (J:COM; JASDAQ: 4817), the largest multiple system operator (MSO) in Japan based on the number of customers served, announced today the upcoming launch of a new home monitoring service for J:COM NET Premier (30Mbps) and J:COM NET Highgrade (160Mbps) high-speed Internet subscribers. J:COM will launch this Internet protocol (IP) camera home-monitoring package, currently referred to as the Peace of Mind service, nationwide starting with Cablenet Kobe Ashiya Co., Ltd. (J:COM Kobe-Ashiya/J:COM Kobe-Miki) and Hokusetsu Cable Net Co., Ltd. (J:COM Hokusetsu) in June.

This service is offered to subscribers in two packages. The Basic Pack offers IP camera monitoring and recording capabilities for a monthly fee of 800 yen (840 yen including tax). The Safety Pack consists of the Basic Pack plus a call-out response service provided by Central Security Patrols Co., Ltd. (CSP), for a monthly fee of 1,500 yen (1,575 yen including tax). The IP camera, which is required for operation of both packs, is sold separately.

The camera monitoring functions are based on a system developed by one of the J:COM groups' cable Internet service providers (ISP), Kansai Multimedia Service Co., Ltd. (ZAQ). In case the IP camera detects a change in a static image, i.e., when a window glass is broken, the image is forwarded to a monitoring server. The server posts an alert, along with the image to a registered mobile phone or Internet mail address and starts recording the image on the server. Up to four commercially available IP cameras from Corega can be used simultaneously with this service to provide broad coverage for all monitoring needs.

With the addition of this service, J:COM is further strengthening its commitment to offer advanced connected lifestyle solutions, providing a safe and secure environment for subscribers.

Service Overview

Name	Peace of Mind Service (tentative name)
Content	<u>Basic Pack</u> Monthly fee 800 yen (840 yen including tax) IP camera purchase and installation not included. Dynamic DNS (DDNS) and monitoring service functions, including image viewing, recording, and transferring are included in this package. <u>Safety Pack</u> Monthly fee 1,500 yen (1,575 yen including tax) IP camera purchase and installation not included. In addition to the Basic Pack outlined above, Safety Pack subscribers are offered with call-out response security services, provided by Central Security Patrols Co., Ltd. (CSP). Subscribers are provided with a CSP security sticker and can request the dispatch of a call-out response unit, in case any suspicious activity is detected by the system. The costs of actual call-out responses are not included in the Safety Pack. * Optional service for J:COM NET Premier (30Mbps) and J:COM NET Highgrade (160Mbps) customers. * Compatible with Corega IP cameras CG-WLNCMNGV2 and CG-WLNCPTG.

About J:COM

Established in 1995, Jupiter Telecommunications Co., Ltd. (J:COM) is Japan's largest multiple system operator based on the number of subscribing customers, serving 2.64 million subscribing households (as of March 31, 2007) in the Sapporo, Kanto, Kansai, and Kyushu regions. Based in Tokyo, J:COM is a corporate entity that provides cable television, high-speed Internet access, telephony and mobile services to customers through 24 managed franchises (as of March 31, 2007) operating at the local level. The number of serviceable households or "homes passed" in J:COM franchise areas is 9.78 million (of which Cable West group has approximately 1.4 million as of March 31, 2007). J:COM's principal shareholder is LGI/Sumisho Super Media. J:COM is a public company, trading on the JASDAQ stock exchange under code No. 4817. For more information (available in English and Japanese), visit J:COM's website at http://www.jcom.co.jp.

# # #

Certain statements in this news release may constitute "forward-looking statements," which involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Jupiter Telecommunications Co., Ltd. and any of its subsidiaries to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference Material – Service Diagram*

(*Orange arrows show Basic Pack, while blue arrows explain additional Safety Pack features.)



CSP
J:COM
Check Image in Real-time by Mobile Phone
Server
Call-out Response Center
Alerting Mobile Phone / PC
Image Recording
Internet
CSP Security Officer on Call-out
Detection
Cable Modem
IP Camera
J:COM NET
Premier

J:COM

News Release

2007年4月25日
株式会社ジュピターテレコム

J:COM TV デジタルに新チャンネル「釣りビジョン」が登場
～ 日本で唯一の24時間釣り専門チャンネル 2007年8月1日からスタート ～

株式会社ジュピターテレコム(J:COM 、本社: 東京都港区、代表取締役社長 最高経営責任者:森泉 知行)は2007年8月から、J:COMのデジタル放送サービス「J:COM TV デジタル」において、日本で唯一の釣り専門チャンネル「釣りビジョン」の提供を開始します。

「釣りビジョン」は、釣りにまつわるあらゆるジャンルを取り揃えた日本で唯一の釣り専門チャンネルとして、年間500本を超える充実のオリジナルコンテンツを放送しています。最新の「レジャー白書2007」(財団法人社会経済生産性本部 刊)によると、日本全国の釣り人口は約1,070万人(2005年度)に上っており、釣りは日本における代表的なレクリエーションの一つとなっています。現在J:COM オン デマンドで提供している「釣りビジョン」の無料コンテンツ(フリーオンデマンド)は、月間4万件を超える視聴数を獲得しており、釣り愛好家を中心とした多くの視聴者に人気の高いコンテンツです。

また、釣りビジョンは釣り具店を中心とした317店舗(J:COMエリア内の店舗数)と提携しており、この提携店で今後J:COMサービスの販売促進と契約取次業務を行っていく予定です。

J:COMは「釣りビジョン」をデジタルサービスの基本チャンネルに導入することで、新規のお客さまの加入促進と解約防止、アナログサービスにご加入のお客さまのデジタルサービスへの移行促進を図ります。J:COMは今後も引き続きチャンネルラインナップの強化を図り、質の高いチャンネルをお届けしていきます。



＜ご参考＞「釣りビジョン」概要

番組供給事業者名　株式会社釣りビジョン
放 送 開 始 日　2007 年 8 月 1 日
チャンネル概要　日本で唯一の釣り専門チャンネルとして1998年に開局。「釣り」の映像に関して国内最大量の制作体制を誇る。堤防、船釣り、磯、ソルトウォーター、バス、フライ、鮎、ヘラブナ、スタジオ番組など、身近な釣りから憧れの海外釣行まで、年間500本を超える充実のオリジナルコンテンツを放送中。

J:COMについて http://www.jcom.co.jp/

株式会社ジュピターテレコム（J:COM）は、1995 年に設立された国内最大手のケーブルテレビ局統括運営会社です。札幌、関東、関西、九州エリアの 24 社 41 局を通じて約 264 万世帯（2007 年 3 月 31 日現在）のお客様にケーブルテレビ、高速インターネット接続、固定電話、移動体通信の 4 サービスを提供しています。ホームパス世帯（敷設工事が済みいつでも加入頂ける世帯）は約 978 万世帯[*1]（2007 年 3 月 31 日現在）です。ジャスダック証券取引所に上場しており（コード番号: 4817）、主要株主は住商/LGI スーパーメディア, LLC.です。

*1　ケーブルウエストグループ分のホームパス世帯（約140万世帯）については、当社と算出方法が異なります。

この発表文にはジュピターテレコムおよびその関係会社の将来または将来の経営予測に関する事項が含まれています。この発表文で述べまたは暗示しているこれらの事項には、各種のリスク・不確定な要素などが含まれており、従って、将来における当社の今後の実績・活動内容・業績などの実質的結果と異なることがあります。

J:COM

News Release

2007 年 5 月 1 日
株式会社ジュピターテレコム
(コード番号: 4817 JASDAQ)

J:COM グループ 人事異動のお知らせ

株式会社ジュピターテレコム(J:COM、本社:東京都港区、代表取締役社長 最高経営責任者:森泉 知行)は本日、下記の人事異動を実施しました。

5月1日付
全社業務プロセス改革推進プロジェクト室長
柚木 輝久(旧 経営企画部 担当部長)

オペレーショングループ分掌 役員補佐 兼 ㈱ジェイコム関東 代表取締役社長 兼 ㈱ジェイコムせたまち代表取締役社長
古賀 祐治(旧 ㈱ジェイコム関東 代表取締役社長 兼 ㈱ジェイコムせたまち代表取締役社長)

J:COMについて http://www.jcom.co.jp/
株式会社ジュピターテレコム(J:COM)は、1995 年に設立された国内最大手のケーブルテレビ局統括運営会社です。札幌、関東、関西、九州エリアの 24 社 41 局を通じて約 264 万世帯(2007 年 3 月 31 日現在)のお客様にケーブルテレビ、高速インターネット接続、固定電話、移動体通信の 4 サービスを提供しています。ホームパス世帯(敷設工事が済みいつでも加入頂ける世帯)は約 978 万世帯[*1](2007 年 3 月 31 日現在)です。ジャスダック証券取引所に上場しており(コード番号: 4817)、主要株主は住商/LGI スーパーメディア, LLC.です。

*1 ケーブルウエストグループ分のホームパス世帯(約140万世帯)については、当社と算出方法が異なります。

この発表文にはジュピターテレコムおよびその関係会社の将来または将来の経営予測に関する事項が含まれています。この発表文で述べまたは暗示しているこれらの事項には、各種のリスク・不確定な要素などが含まれており、従って、将来における当社の今後の実績・活動内容・業績などの実質的結果と異なることがあります。

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